UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

EMCOR GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-8267	11-2125338
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Merritt Seven, Norwalk, CT	06851-1092
(Address of Principal Executive Offices)	(Zip Code)

Maxine L. Mauricio, Senior Vice President and General Counsel (203) 849-7800
(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection With This Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on the Investors page of our Internet website at: http:// www.emcorgroup.com.
The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Item 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit No.    Description
1.01        Conflict Minerals Report for the calendar year ended December 31, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EMCOR GROUP, INC.
(Registrant)

By:	/s/ Maxine L. Mauricio
Name: Maxine L. Mauricio
	Title: Senior Vice President and General Counsel	Dated: May 31, 2017

Exhibit Index
Exhibit No.    Description
1.01        Conflict Minerals Report for the calendar year ended December 31, 2016.